Exhibit 99.2

7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814
T: (240) 507-1300, F: (240) 396-5626

News Release

Pebblebrook Hotel Trust Files Definitive Proxy Materials and Sends Letter to LaSalle Hotel Properties Shareholders

Urges LaSalle Shareholders to Vote AGAINST the Proposed Blackstone Merger Using the GOLD Proxy Card

Bethesda, MD, July 30, 2018 - Pebblebrook Hotel Trust (NYSE: PEB) (“Pebblebrook”) today filed definitive proxy materials with the U.S. Securities and Exchange Commission (“SEC”) and began sending a letter to the shareholders of LaSalle Hotel Properties (NYSE: LHO) (“LaSalle”), along with the definitive proxy statement and a GOLD proxy card, in connection with LaSalle’s Special Meeting of Shareholders. Pebblebrook urges LaSalle shareholders to vote AGAINST LaSalle’s merger agreement with BRE Landmark L.P. (“BRE”), an affiliate of The Blackstone Group L.P. (NYSE:BX) (together with BRE, “Blackstone”), at a price of $33.50 per share using the GOLD proxy card.
“The LaSalle Board’s pursuit of a transaction with Blackstone at a significant discount to our proposal is irrational and irresponsible, and we urge all LaSalle shareholders to join us in voting against it,” said Jon E. Bortz, Chairman, President and Chief Executive Officer of Pebblebrook Hotel Trust. “Our value-maximizing proposal to combine with LaSalle continues to be a clearly superior alternative and we are committed to moving quickly to close our transaction should LaSalle shareholders reject Blackstone’s take-under. We encourage all LaSalle shareholders vote the GOLD proxy card against LaSalle’s proposals.”
Raymond James and BofA Merrill Lynch are acting as financial advisors, Hunton Andrews Kurth LLP is acting as legal counsel and Okapi Partners LLC is serving as information agent to Pebblebrook in connection with the proposed transaction.
The full text of Pebblebrook’s letter to LaSalle shareholders follows.
Letter from Pebblebrook to LaSalle Shareholders Dated July 30, 2018

July 30, 2018
Dear LaSalle Shareholders,
Pebblebrook Hotel Trust, which owns approximately 9.8% of LaSalle Hotel Properties’ outstanding common shares, stands in opposition to the “take-under” agreement the LaSalle Board announced with Blackstone, and we are reaching out to you directly to explain our reasoning. In our view, there is no legitimate rationale for LaSalle’s agreement with

Blackstone when there is a superior offer available to you in the form of our merger proposal. The logic of a strategic combination of Pebblebrook and LaSalle is clear. A single portfolio of Pebblebrook’s and LaSalle’s hotels would be best-in-class, with upscale and luxury independent and branded hotels and resorts in or near urban markets in the U.S., well-positioned to generate strong cash flow, provide for a more stable dividend and create long-term incremental shareholder value.
We have taken numerous steps to reach an agreement with LaSalle’s Board that would maximize value for both LaSalle and Pebblebrook shareholders, including increasing the price and cash consideration of our offer multiple times. However, the LaSalle Board has refused to engage with us in good faith despite our repeated attempts, and rejected our much higher offers, most recently on July 30, 2018 when they rejected our July 20, 2018 offer, citing as their rationale the need to provide the certainty of Blackstone’s $33.50 all-cash offer price. That rationale is no longer valid given recent and ongoing trading levels of the common shares of both Pebblebrook and LaSalle.
We urge you to join us in voting with Pebblebrook “AGAINST” all three of the proposals relating to the Proposed BRE Merger by:

•	Voting “AGAINST” the proposal to approve the Proposed BRE Merger dated as of May 20, 2018;

•
Voting “AGAINST” the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to LaSalle’s named executive officers that is based on or otherwise relates to the Proposed BRE Merger; and

•
Voting “AGAINST” the proposal to approve any adjournment of the LaSalle Special Meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the Special Meeting to approve the BRE Merger Proposal.

Our July 20, 2018 superior offer for a strategic combination with LaSalle remains outstanding, and we are prepared to move forward with it immediately.
THE BLACKSTONE PROPOSAL REPRESENTS AN EGREGIOUS TRANSFER OF VALUE
FROM LASALLE SHAREHOLDERS TO BLACKSTONE

The Blackstone take-under agreement deprives LaSalle shareholders of significant value that they have a right to realize. In contrast, our offer would allow LaSalle shareholders to maximize immediate and long-term value. Pursuant to our offer, LaSalle shareholders would be able to elect to receive for each share they own either a) a fixed amount of $37.80 in cash (for up to 20% of the total outstanding LaSalle common shares), or b) a fixed exchange ratio of 0.92 Pebblebrook common share. Additionally, our offer takes into account the $112 million termination fee that would be owed to Blackstone pursuant to LaSalle’s agreement with Blackstone.
Our offer provides LaSalle shareholders with materially superior value to the Blackstone agreement. As of market close on July 27, 2018, the implied price per share of our offer provides premiums to the Blackstone proposal of:

•	$2.71 per share, or 8.1%, based on the 5-day VWAP of Pebblebrook common shares;

•	$2.82 per share, or 8.4%, based on the 30-day VWAP of Pebblebrook common shares; and

•	$2.92 per share, or 8.7%, based on the 60-day VWAP of Pebblebrook common shares[1]

Given the consistent trading of Pebblebrook common shares over the last 90 days, these premiums have been generally consistent since the time of the announced merger agreement with Blackstone. In the face of steadily improving industry fundamentals, the value of Pebblebrook’s shares would have to decline by over 8.5% to eliminate our offer’s premium to the proposed Blackstone agreement price of $33.50 per LaSalle share.

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1 Based on Pebblebrook’s 5-day VWAP of $38.93, the 30-day VWAP of $39.07 and the 60-day VWAP of $39.21 as of July 27, 2018.

By entering into an agreement with Blackstone and rejecting our offer, and by supporting a transaction at an unprecedented discount to an available alternative, it is our view that the LaSalle Board members have neither acted as responsible stewards of their shareholders’ interests nor upheld their fiduciary duties. Indeed, we are not aware of any listed equity REIT M&A transaction since 20062 in which a target has agreed to a cash offer at a discount of greater than 1% compared to a competing share or cash/stock offer. In fact, a survey of trends in public REIT M&A transactions recently published by LaSalle’s legal counsel has clearly stated that cash transaction prices are generally less attractive to stock or cash/stock alternatives in M&A transactions.3 Their research has shown that all-cash buyers typically pay higher premiums than cash/stock buyers in public M&A transactions.4 Currently, our offer provides premiums to the Blackstone proposal of $2.71 to $2.92 per share, or 8.1% to 8.7%, based on the above metrics.
The harm that the Blackstone take-under would do to shareholder value is real, and in a demonstration of the egregious transfer of value the proposal represents, Blackstone is currently marketing a number of LaSalle’s hotel properties to be sold contemporaneously with the close of their proposed transaction. Because the Blackstone offer is for a fixed amount of cash per share, the net proceeds of any such sale will benefit Blackstone, not LaSalle shareholders. These asset sales represent value that should be realized by LaSalle shareholders.
PEBBLEBROOK’S OFFER PROVIDES SHAREHOLDERS WITH THE SIGNIFICANT UPSIDE
POTENTIAL AMID HIGHLY FAVORABLE ECONOMIC AND INDUSTRY FUNDAMENTALS

For those shareholders who wish to receive cash instead of shares, our proposal provides a fixed cash price per share of $37.80, subject to pro-rata cutbacks in the event shareholders elect cash for more than 20% of the total shares outstanding. However, as the list of LaSalle shareholders includes significant ownership by index funds and dedicated REIT investors, we believe that there is a significant desire among shareholders to receive the shares in order to avoid transaction costs and income tax implications, and most importantly, to participate in the bright future following the combination.
Ours is the only offer that gives LaSalle shareholders this long-term upside potential - a key consideration given that macro trends in the lodging industry are expected to continue on the same positive trajectory for the foreseeable future.
Pebblebrook’s proven track record of success as a public company and our extensive knowledge of LaSalle’s assets and markets makes us the perfect and obvious strategic partner for LaSalle. A single portfolio of LaSalle’s and Pebblebrook’s hotel properties would be exceptional among the industry, comprised of 69 primarily upper-upscale and luxury independent and branded hotels and resorts located in or near key urban markets in the United States. Under our control and management, the combined portfolio would be well-positioned to benefit disproportionately from recent improvements in the hotel industry and the broader economic landscape, particularly given Pebblebrook’s heavy concentration of hotel properties in San Francisco, which analysts forecast will experience significant growth in 2019 and beyond. Further, we believe that the hotel properties will benefit from significant capital investment and redevelopment projects that have already been made by each of Pebblebrook and LaSalle. Common shareholders of a company owning such a portfolio would be able to participate in its future performance.

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2 The only listed equity REIT M&A transaction since 2006 in which a lower cash offer was accepted compared to a competing stock and cash offer was Blackstone’s acquisition of Equity Office Properties in 2007. In that transaction, Blackstone’s offer represented a discount to the competing cash/stock offer of less than 1%.
3 Goodwin Insights, Trends in Public REIT M&A 2012-2017, published by Goodwin Procter. https://www.goodwinlaw.com/-/media/files/publications/goodwin-insights_trends-in-public-reit-ma.pdf
4 Ibid

Leading Hotel REIT Management Team with Deep Industry Experience and Excellent Long-Term Track Record
No other buyer on the market understands LaSalle’s portfolio better than Pebblebrook. Jon Bortz was the Founder and former Chief Executive Officer of LaSalle from its IPO in 1998 through August 2009, and served as Chairman of the Board of LaSalle from 2001 to 2009. Twenty-two of the hotels that LaSalle owns today were purchased while Mr. Bortz was CEO of the company, and LaSalle currently owns another 12 hotels that Pebblebrook previously bid on prior to purchase by LaSalle. As a matter of record, companies led by Mr. Bortz have historically consistently traded at premium multiples and outperformed peer groups and industry averages. Thus, Pebblebrook’s deep understanding of LaSalle’s portfolio makes Pebblebrook best positioned to provide shareholders with significant long-term upside.
Proven Asset Management Approach with Benefits of Additional Scale
We also believe there is significant opportunity to improve EBITDA per key for LaSalle’s properties, given the approximately $5K per key higher average amount for Pebblebrook’s properties as compared to the per-key EBITDA of LaSalle’s portfolio, based on 2018 estimates. Pebblebrook’s properties were at a similar EBITDA per key level to LaSalle’s portfolio several years ago, but through Pebblebrook’s unique creativity, expertise and approach, Pebblebrook has delivered significantly higher growth levels in EBITDA per key over time.
A significantly larger Pebblebrook would offer an attractive financial profile with greater access to the capital markets, enhanced flexibility and increased influence and negotiating strength.
Receipt of Dividend
Under the terms of our current outstanding offer, LaSalle shareholders would benefit from receiving a dividend on their shares in the combined company. LaSalle’s most recent dividend per LaSalle common share was $0.225 for the quarter ended June 30, 2018. Under the terms of the Blackstone agreement, LaSalle is not permitted, with limited exceptions, to pay any other common share dividend in the future. If the Blackstone merger is consummated, LaSalle shareholders will receive cash in exchange for their LaSalle common shares and will receive no dividends thereafter.
Pebblebrook has paid a dividend per Pebblebrook common share of $0.38 for 10 consecutive quarters through the quarter ended June 30, 2018. Based on the 0.92 fixed exchange ratio of our outstanding offer, the Pebblebrook common share dividend at that historical rate would represent a 55% increase in the per-share dividend above that most recently paid per LaSalle common share. We expect to maintain that dividend rate if we are successful in acquiring LaSalle.
MARKET RESPONSE TO PEBBLEBROOK’S OFFER INDICATES BROAD SUPPORT
FROM SHAREHOLDERS OF BOTH COMPANIES

Since LaSalle’s May 21, 2018 announcement of its merger agreement with Blackstone at $33.50 per share, over 112 million LaSalle shares have traded, and all above $33.50, and over 30 million LaSalle shares have traded at or above $35.00. This is a clear indication that LaSalle shareholders believe that a higher deal price for LaSalle is warranted given our outstanding offer and its significant premium, and that any shareholder who wanted certainty at $33.50 has had the opportunity to realize that value or more.

DON’T LET LASALLE FOIL AN OPPORTUNITY TO MAXIMIZE THE VALUE OF YOUR SHARES.
VOTE “AGAINST” ON THE GOLD PROXY CARD TO BLOCK THE LOWER-VALUE BLACKSTONE AGREEMENT AND SEND A CLEAR MESSAGE TO THE LASALLE BOARD

We urge you to make your vote count. As outlined in the proxy statement filed by LaSalle with the SEC on July 30, 2018, the proposed agreement with Blackstone must be approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding LaSalle common shares as of the record date for the special meeting. We intend to vote the approximately 10.8 million LaSalle common shares that we own AGAINST the proposed Blackstone agreement, and urge you to make your vote count too.
By voting on the Gold Card against the proposals, you are sending a message to the LaSalle Board to engage with us and enter into a value maximizing agreement. The “Never Pebblebrook” approach that the LaSalle Board has taken is unacceptable and irrational. As previously disclosed, we are prepared to enter into a merger agreement essentially identical to the Blackstone agreement adapted merely to reflect the proposed merger terms of our July 20, 2018 offer. A completed agreement could be negotiated in a day or two at most with LaSalle. Additionally, we believe a transaction can be completed within the next 75 to 90 days, which includes the time to gain approval from both sets of shareholders.

For the reasons set forth below and in the enclosed materials, we urge you to vote AGAINST all three of LaSalle’s proposals using the enclosed GOLD proxy card.
Please follow the instructions on the enclosed GOLD proxy card to vote by telephone or Internet or sign, date and return the enclosed GOLD proxy card in the postage-paid envelope provided.
While your vote is of critical importance to ensuring LaSalle shareholders receive the value they deserve for their shares, there are actions you can take even before the transaction comes up for a vote. WE URGE YOU TO REACH OUT TO THE LASALLE BOARD IN WRITING TODAY AND EXPRESS YOUR VIEWS. Our proposal, which we most recently submitted to the LaSalle Board on July 20, 2018, remains outstanding and we are ready to move swiftly to complete a value-maximizing transaction.
Sincerely yours,

Jon E. Bortz
Chairman, President & CEO
Pebblebrook Hotel Trust

To vote “AGAINST” the BRE Proposal, the Payout Proposal and the Adjournment Proposal at the Special Meeting, please follow the following instructions. We urge you to vote in advance of the meeting by signing and dating the enclosed GOLD proxy card and returning it using the postage-paid envelope we have enclosed. Submitting a proxy will not affect your right to attend the Special Meeting and vote in person.
Vote by Mail
If you hold LaSalle Common Shares directly in your name as a shareholder of record, please complete, sign and date the enclosed GOLD proxy card and return it promptly in the enclosed postage-paid envelope.
To be able to vote your LaSalle Common Shares in accordance with your instructions at the Special Meeting, please send us your proxy as soon as possible. You may vote your LaSalle Common Shares without submitting a proxy to us if you vote in person or submit a proxy to LaSalle.

If you hold LaSalle Common Shares in “street name,” meaning through a broker, bank, nominee or other holder of record, to vote by mail, you will need to sign, date and mark the voting instruction form provided by your broker, bank, nominee or other holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank, nominee or other holder of record must receive your voting instruction form in sufficient time to vote your shares.
Vote in Person
If you hold LaSalle Common Shares directly in your name as a shareholder of record, you may vote in person at the Special Meeting. Shareholders of record also may be represented by another person at the Special Meeting by executing a proper proxy designating that person in writing.
However, if you hold LaSalle Common Shares in “street name,” meaning through a broker, bank, nominee or other holder of record, you must obtain a legal proxy from that institution in order to vote your LaSalle Common Shares at the Special Meeting. To request a legal proxy, please contact your broker, bank, nominee or other holder of record.

Okapi Partners LLC, or Okapi, is assisting Pebblebrook with its efforts to solicit proxies. If you have any questions concerning this Proxy Statement or would like additional copies, please contact:
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720

Shareholders may call toll free: (855) 305-0855

E-mail: info@okapipartners.com

About Pebblebrook Hotel Trust

Pebblebrook Hotel Trust is a publicly traded real estate investment trust (“REIT”) organized to opportunistically acquire and invest primarily in upper upscale, full-service hotels located in urban markets in major gateway cities. The Company owns 28 hotels, with a total of 6,973 guest rooms. The Company owns hotels located in 9 states and the District of Columbia, including: Los Angeles, California (Beverly Hills, Santa Monica and West Hollywood); San Diego, California; San Francisco, California; Washington, DC; Coral Gables, Florida; Naples, Florida; Buckhead, Georgia; Boston, Massachusetts; Minneapolis, Minnesota; Portland, Oregon; Philadelphia, Pennsylvania; Nashville, Tennessee; Columbia River Gorge, Washington; and Seattle, Washington. For more information, please visit us at www.pebblebrookhotels.com and follow us on Twitter at @PebblebrookPEB.

ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Pebblebrook has made for a business combination transaction with LaSalle. In furtherance of this proposal and subject to future developments, Pebblebrook (and, if a negotiated transaction is agreed, LaSalle) may file one or more registration statements, proxy statements, tender or exchange offer statements, prospectuses or other documents with the SEC.  This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer statement, prospectus or another document Pebblebrook or LaSalle may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PEBBLEBROOK AND LASALLE ARE URGED TO READ ANY SUCH PROXY STATEMENT, REGISTRATION STATEMENT, TENDER OR EXCHANGE OFFER STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Any definitive proxy statement or prospectus (if and when available) will be delivered to shareholders of LaSalle or Pebblebrook, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Pebblebrook through the website maintained by the SEC at http://www.sec.gov.

Pebblebrook or LaSalle and their respective trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pebblebrook’s executive officers and trustees in Pebblebrook’s definitive proxy statement filed with the SEC on April 27, 2018. You can find information about LaSalle’s executive officers and trustees in LaSalle’s definitive proxy statement filed with the SEC on March 22, 2018. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

In connection with the proposed merger transaction between LaSalle and affiliates of Blackstone, which Pebblebrook opposes (the “Proposed BRE Merger”), LaSalle filed a definitive proxy statement with the SEC on July 30, 2018 (the “LaSalle Proxy Statement”). On July 30, 2018, Pebblebrook filed a definitive proxy statement with the SEC in opposition that proposed merger transaction (the “Pebblebrook Proxy Statement”). This communication is not a substitute for the LaSalle Proxy Statement or the Pebblebrook Proxy Statement or for any other document that LaSalle or Pebblebrook have filed or may file with the SEC or send to LaSalle shareholders in connection with the Proposed BRE Merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LASALLE ARE URGED TO READ THE LASALLE PROXY STATEMENT, THE PEBBLEBROOK PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PEBBLEBROOK, LASALLE, THE PROPOSED BRE MERGER AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the LaSalle Proxy Statement, the Pebblebrook Proxy Statement and other documents filed by LaSalle or Pebblebrook with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by LaSalle with the SEC are also available free of charge on LaSalle’s website at www.lasallehotels.com, or by contacting LaSalle’s Investor Relations Department at (301) 941-1500. Copies of the documents filed by Pebblebrook with the SEC are also available free of charge on Pebblebrook’s website at www.pebblebrookhotels.com, or by contacting Pebblebrook’s Investor Relations at (240) 507-1330. LaSalle and its trustees and certain of its executive officers may be considered participants in the solicitation of proxies from LaSalle’s shareholders with respect to the Proposed BRE Merger under the rules of the SEC. Information about the trustees and executive officers of LaSalle is set forth in LaSalle’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 20, 2018, LaSalle’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 22, 2018, and in subsequent documents filed by LaSalle with the SEC. Additional information regarding persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is included in the LaSalle Proxy Statement and may be included in other relevant materials to be filed with the SEC. Pebblebrook and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Proposed BRE Merger. You can find information about Pebblebrook’s executive officers and trustees in Pebblebrook’s definitive proxy statement filed with the SEC on April 27, 2018. You may obtain free copies of this document as described above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Pebblebrook’s offer to acquire LaSalle, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Pebblebrook’s most recent annual or quarterly report filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in Pebblebrook’s and LaSalle’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Pebblebrook may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of any possible transaction between Pebblebrook and LaSalle, including the possibilities that LaSalle will reject a transaction with Pebblebrook, (ii) the ultimate outcome and results of integrating the operations of Pebblebrook and LaSalle if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including the necessary shareholder approvals, and (iv) the risks and uncertainties detailed by LaSalle with respect to its business as described in its reports and documents filed with the SEC.  All forward-looking statements attributable to Pebblebrook or any person acting on Pebblebrook’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Pebblebrook undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

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Contacts:

Jon E. Bortz, Chairman and Chief Executive Officer, Pebblebrook Hotel Trust - (240) 507-1300
Raymond D. Martz, Executive Vice President and Chief Financial Officer - (240) 507-1330
Liz Zale, Pam Greene or Stephen Pettibone, Sard Verbinnen & Co - (212) 687-8080
Pat McHugh or Jon Einsidler, Okapi Partners - (212) 297-0720 or (855) 305-0855

For additional information or to receive press releases via email, please visit our website at
www.pebblebrookhotels.com